SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 September 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 September 2022 re: Directorate Change

30 September 2022

LLOYDS BANKING GROUP: BOARD CHANGE

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Cathy Turner as an independent Non-Executive Director and a Member of the Remuneration Committee, in each case with effect from 1 November 2022.

BIOGRAPHICAL DETAILS

Cathy is currently a Non-Executive Director and Chair of the Remuneration Committee of each of Rentokil Initial plc, Spectris plc and Aldermore Group plc. She intends to step down from her role as a Non-Executive Director of Aldermore Group plc prior to joining the Group. Cathy is also a partner at Manchester Square Partners LLP, which specialises in leadership, succession and career management.

Cathy has significant financial services experience, having worked in senior executive positions at Barclays plc, where her responsibilities, over time, included human resources, executive compensation, investor relations, strategy and brand marketing, and at the Group, where she was responsible for the human resources, legal, audit, corporate brand and secretariat functions.

Cathy has previously been a Non-Executive Director and Chair of the Remuneration Committee of Quilter plc and Countrywide plc.

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 September 2022